Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2005	2004	2003	2002	2001
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$23,547	14,369	8,337	2,141	3,241
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,785)	(780)	(52)	3	58
Fixed charges, excluding capitalized interest*	747	758	1,019	850	501
	$22,509	14,347	9,304	2,994	3,800

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$497	546	844	566	338
Capitalized interest	395	430	327	232	231
Preferred dividend requirements of subsidiary and capital trusts	—	—	—	38	53
Interest portion of rental expense	188	174	149	181	90
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	—	9	1	16	—
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	—	—	3	—
	$1,080	1,159	1,321	1,036	712

Ratio of Earnings to Fixed Charges	20.8	12.4	7.0	2.9	5.3

*Includes amortization of capitalized interest totaling approximately $62 million in 2005, $29 million in 2004, $25 million in 2003, $46 million in 2002, and $20 million in 2001.

Earnings available for fixed charges include, if any, the company’s equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company’s proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.